NO ACT

DC
PE
1-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024813

Received SEC
FEB 0 4 2008
Washington, DC 20549

February 4, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2008

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Verizon Communications Inc.
Incoming letter dated January 1, 2008

Dear Mr. Chevedden:

This is in response to your letters dated January 1, 2008 and February 1, 2008 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. On January 25, 2008, we issued our response expressing our informal view that Verizon could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

The company December 19, 2007 no action request appears to be an exercise in semantics. The company implicitly accepted the November 21, 2007 second broker letter by remaining silent to this message which accompanied the attachment of the November 21, 2007 second broker letter:

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Fri, 23 Nov 2007 09:06:44 -0800
To: Mary Louise Weber <mary.l.weber@verizon.com>
Subject: Rule 14a-8 Proposal (VZ) Broker Letter

Rule 14a-8 Proposal (VZ) Broker Letter
Dear Ms. Weber, Please let me know today whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden
------ End of Forwarded Message

The company created an expectation of a reply if it was not satisfied with the second broker because it had just complained about the first broker letter.

The second broker letter states that Mr. Steiner held 1109 shares of company stock consistently since March 2005. In other words Mr. Steiner's purchase of 1109 shares, which he held consistently, dates back to March 2005.

The company argument on vague appears to claim that Delaware law sets no standard, criterion, yardstick or benchmark whatsoever on shareholders calling special shareholder meetings. Then the company appears to claim that there is no Verizon restriction relative to Delaware law on shareholders calling special shareholder meetings solely because Delaware law sets no standard whatsoever on shareholders calling special shareholder meetings.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

This supplements the January 1, 2008 shareholder response (attached) to the company no action request. The January 1, 2008 shareholder response was originally forwarded electronically on January 1, 2008.

It is respectfully requested that this January 1, 2008 letter be considered for the first time. Attached is the National Financial Services LLC broker letter that proves ownership.

This broker letter was included with the company no action request. However the company submitted duplicates of a November 19, 2007 broker letter which could have given the incorrect impression that the duplicates were the two separate broker letters referenced in the company no action request.

The following is verification that January 1, 2008 letter was electronically forwarded on January 1, 2008:

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Tue, 01 Jan 2008 08:47:27 -0800
To: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>
Cc: Mary Louise Weber <mary.l.weber@verizon.com>
Subject: # 1 Verizon Communications Inc. (VZ) – Rule 14a-8 Proposal: Special Shareholder Meetings

Please see the attachment.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 1, 2008 reasons, it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

VERIZON COMMUNICATIONS INC.
VERIZON CENTER
ONE VERIZON WAY
BASKING RIDGE, NJ 07920

Dear Sirs;

This letter certifies that, Mr. Kenneth Steiner, is currently a beneficial owner of Verizon Communications Inc. securities and has held a security position with National Financial Services, LLC., dating back to March, 2005.

This purchase consisted of 1109 shares which he held consistently.

Sincerely,

Lewis Trezza
Manager, Proxy Services

Post-it® Fax Note 7671	Date	# of pages ▶
To Mary Louise Weber	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310 371-7872	
Fax # 908-696-2066	Fax #	

Mark, Thank you for forwarding the letter by Daniel Zamora.
Please ask that the following questions be answered:
Does the Province have any written policies regarding the distribution of the property of a deceased Jesuit, including books.
The number of English-language books Fr. Chevedden had.
The person who sold Fr. Chevedden's English-language books to Book Buyers and the date of sale.
The location of Fr. Chevedden's remaining English-language books not in the SHJC library and who was in charge of these books.
The person who is in charge of the SHJC library and information from this person on the books of Fr. Chevedden's that the library has.

The number of Chinese-language books Fr. Chevedden had.
The names of the parishes that received Fr. Chevedden's Chinese-language books, date of shipment, person who made the shipment, the number of book distributed and persons at the parishes who received the books.

The date Fr. Chevedden's Chinese-language books were mailed to the two universities in China the person who did the mailing, the number of books mailed and the persons to whom these books were mailed.
The name of the charity that Fr. Chevedden's Jewish bible and rosary was donated to and the date.

Did the Jesuits give any of Fr. Chevedden's personal property to his parishioners individually, to Jesuits individually or to Fr. Chevedden's friends individually.
The location of the remaining papers and files of Fr. Chevedden, including Fr. Chevedden's files on sexual morality, homosexuality and infant communion.

Please ask that these be produced:
Cross
Prayer book
Challis
Daily readings
Collar
Rosary
Family albums
Religious icons and artifacts

Thank you.
John

END